UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Commission File Number: 0-30628
ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on TONGA NATIONAL OPERATOR TO COVER ISLANDS WITH WIMAX USING ALVARION dated September 19, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                   ALVARION LTD.

Date: September 19, 2006                                By: /s/  Bat-Sheva Boker
                               Name: Bat-Sheva Boker
                               Title:   VP General Counsel and Corporate Secretary

EXHIBIT 1
Contacts
Dafna Gruber, CFO            Carmen Deville
+972 3 645 6252              +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com    carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

TONGA NATIONAL OPERATOR TO COVER ISLANDS WITH
WIMAX USING ALVARION

Tonga Communications Corporation Will Overlay Current GSM Network with BreezeMAX™

---

Tel Aviv, Israel, September 19, 2006--Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that Tonga Communications Corporation (TCC) has selected its BreezeMAX 3500 solution to cover the Kingdom of Tonga with WiMAX services. Tonga CC, the islands’ national operator, plans to overlay its current GSM network with WiMAX to bring broadband data services to the citizens of Tonga. The Kingdom of Tonga, the oldest and last remaining Polynesian monarchy, is an island nation with around 100,000 residents inhabiting 42 of its 170 islands spread over 700,000 square kilometers in the south Pacific, and has thousands more visitors who come to enjoy its year round tropical weather, beach communities, and now broadband services.

“We have been searching for a way to bring broadband to the islands for awhile, but only Alvarion's BreezeMAX fit our business model," said Steve Tusler, CEO of TCC. "Given our island topography and tropical weather, we require a robust system that is easy to scale and works in non line-of-sight conditions. We were impressed with the BreezeMAX system's quality-of-service and proven field reliability worldwide and look forward to bringing broadband to as many island residents as we can and to our many visitors."

BreezeMAX is Alvarion’s award-winning WiMAX platform designed from the ground up according to the IEEE 802.16 standards and uses OFDM technology for advanced non-line-of-sight (NLOS) functionality. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer triple play broadband services to thousands of subscribers in a single base station. Since its launch in mid-2004, BreezeMAX has been successfully deployed in over 180 installations in more than 80 countries around the world.

“As we expand our WiMAX deployments in Asia Pacific, we welcome Tonga CC’s decision to overlay its GSM network with WiMAX to offer the latest broadband services to its users," said Udi Shaked, Alvarion's general manager in the APAC region. “The ability of BreezeMAX to provide broadband to users over large areas becomes clear in a geography such as Tonga. And its advanced OFDM technology overcomes the challenges of deployment in an island topography."

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About Tonga Communications Corporation

Tonga Communications Corporation, (TCC) was established in 2000 under an Act of Parliament (For the Establishment and Regulation of the Tonga Communications Corporation in the Kingdom of Tonga) within the framework of Tongan Law, No. 21 of 2000. The Corporation is licensed under an Act (For the Establishment of the Department of Communications and the Regulation of Communications Services) within the framework of Tongan Law, No. 22 of 2000.

The activities of TCC principally consist of providing International and Domestic Communications Services to the Kingdom of Tonga, primarily through Public Switched Telephone Network (PSTN) for voice, data, and cellular services. TCC is a wholly Government owned Corporation, whose predecessors were the Tonga Telecommunications Commission for domestic services, and Cable and Wireless Tonga for international services (briefly known as Tonga Telecommunications International Limited, a transitional company, following the conclusion of Cable and Wireless’s Franchise Agreement on 4th July 2000 for the international services).

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications. Providing systems to carriers, ISPs and private network operators, the company also supplies solutions to extend coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions. For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen

Deville, Investor Relations: carmen.deville@alvarion.com or +1.650.314.26